Exhibit 3.1

AMENDMENT TO THE CERTIFICATE OF INCORPORATION
OF
KENERGY SCIENTIFIC, INC.

Kenergy Scientific, Inc., a corporation organized and existing under the laws of the State of New Jersey (the “Corporation”), hereby certifies as follows:

1.           The name of the corporation is Kenergy Scientific, Inc.  The Amended and Restated Certificate of Incorporation of the Corporation was filed by the New Jersey Treasurer on January 10, 2005.

2.           This Amendment to the Certificate of Incorporation herein certified was authorized by the unanimous written consent of the Board of Directors on April 29, 2011and adopted by the shareholders through written consent in lieu of meeting of a majority of the voting common stock shares of the Corporation on January 19, 2011 pursuant to the New Jersey Business Corporation Act of the State of New Jersey (the “Corporation Law”).

3.           The Amendment to the Certificate of Incorporation herein certified shall consolidate all of the Class A Common Stock Shares pursuant to a reverse split in the ratio of one (1) new share for every eight hundred (800) shares currently held by a stockholder.  No fractional shares or scrip shall be issued in connection with the reverse split and all calculations that would result in the issuance of a fractional share shall be rounded up into one (1) whole new share.  Prior to the reverse split, there were a total of twenty billion (20,000,000,000) Class A Common Stock Shares, no par value per share, authorized of which 9,924,630,443 Class A Common Stock Shares, no par value per share, were issued and outstanding and 10,075,369,557 shares were unissued.  Following the reverse split, there were 12,405,789 shares of Class A Common Stock Shares, no par value per share, issued and outstanding and 12,594,211 shares unissued.

4.           The Amendment to the Certificate of Incorporation herein certified effects the change to Article III, Class A Common Stock Shares whereby following the reverse stock split, the number of authorized Class A Common Stock Shares shall be Twenty-five Million (25,000,000) from Twenty Billion (20,000,000,000).   To accomplish the foregoing amendment, the first paragraph of Article III Capital Stock shall be deleted in its entirety and replaced with the following:

“The aggregate number of shares which the Corporation shall have authority to issue is Ninety-six Million (96,000,000) shares of common stock and preferred stock.  The stock of this corporation shall be divided into four classes, consisting of:

Class A Common Stock	25,000,000 shares authorized, no par value per share
Class B Common Stock	50,000,000 shares authorized, $.01 par value per share
Class C Common Stock	20,000,000 shares authorized, $.01 par value per share
Preferred Stock	1,000,000 shares authorized, $1 par value per share, and”

IN WITNESS WHEREOF, the Corporation has caused this Amendment of the Certificate of Incorporation to be executed by a duly authorized officer on April 29, 2011.

By:____________/S/___________
Kenneth P. Glynn
President and Chief Executive Officer